Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its royalty trust units.
Description of Royalty Trust Units
Each royalty trust unit represents a pro rata undivided share of beneficial ownership in the Royalty Trust. Each royalty trust unit entitles its holder to the same rights and benefits as the holder of any other royalty trust unit, and the Royalty Trust has no other authorized or outstanding class of equity security.
Distributions and Income Computations
Royalties received by the Royalty Trust must first be used to (i) satisfy Royalty Trust administrative expenses and (ii) reduce Royalty Trust indebtedness. The Royalty Trust had no indebtedness outstanding as of December 31, 2019. Additionally, the Trustee has established a minimum cash reserve of $250,000. As a result, distributions will be made to Royalty Trust unitholders only when royalties received less administrative expenses incurred and repayment of any indebtedness exceeds the $250,000 minimum cash reserve. The Royalty Trust's only other sources of liquidity are mandatory annual contributions, any loans and the required standby reserve account or letter of credit from FCX. As a result, any material adverse change in FCX's or HOGA's financial condition or results of operations could materially and adversely affect the Royalty Trust and the underlying royalty trust units. Royalty Trust unitholders that own their royalty trust units on the close of business on the record date for each calendar quarter will receive a pro-rata distribution of the amount of the cash available for distribution generally 10 business days after the quarterly record date.
Unless otherwise advised by counsel or the Internal Revenue Service (IRS), the Trustee will record the income and expenses of the Royalty Trust for each quarterly period as belonging to the Royalty Trust unitholders of record on the quarterly record date. The Royalty Trust unitholders will recognize income and expenses for tax purposes in the quarter of receipt or payment by the Royalty Trust, rather than in the quarter of distribution by the Royalty Trust. Minor variances may occur; for example, a reserve could be established in one quarterly period that would not give rise to a tax deduction until a later quarterly period, or an expenditure paid in one quarterly period might be amortized for tax purposes over several quarterly periods.
Transfer of the Royalty Trust Units
Royalty Trust unitholders are permitted to transfer their royalty trust units in accordance with the royalty trust agreement. The Trustee will not require either the transferor or transferee to pay a service charge for any transfer of a royalty trust unit. The Trustee may require payment of any tax or other governmental charge imposed for a transfer. The Trustee may treat the owner of any royalty trust unit as shown by its records as the owner of the royalty trust unit. The Trustee will not be considered to know about any claim or demand on a royalty trust unit by any party except the record owner. A person who acquires a royalty trust unit after any quarterly record date will not be entitled to the distribution relating to that quarterly record date. Delaware law and the royalty trust agreement govern all matters affecting the title, ownership or transfer of royalty trust units.
Periodic Reports
Within 45 days following the end of each of the first three fiscal quarters, and within 90 days following the end of each fiscal year, the Royalty Trust files a quarterly report on Form 10‑Q, or annual report on Form 10-K, as appropriate, with the SEC.

Exhibit 4.1

The Royalty Trust files all required federal and state income tax and information returns. Within 75 days following the end of each fiscal year, the Royalty Trust prepares and mails to each Royalty Trust unitholder of record as of a quarterly record date during such year a report in reasonable detail with the information that Royalty Trust unitholders need to correctly report their share of the income and deductions of the Royalty Trust.
The terms of the royalty trust agreement require FCX or McMoRan to provide to the Royalty Trust such other information available to FCX or McMoRan concerning the overriding royalty interests and the subject interests burdened by the overriding royalty interests and related matters as may be necessary for the Royalty Trust to comply with its reporting obligations. In addition, the royalty trust agreement requires FCX or McMoRan to provide to the Royalty Trust all information required to comply with the requirements of the Exchange Act (including a “Trustee’s Discussion and Analysis of Financial Condition and Results of Operations” relating to the Royalty Trust's financial statements) and such further information as may be required or reasonably requested by the Trustee from time to time. In connection with the completion of the Highlander Sale, HOGA assumed all administrative and reporting responsibilities with respect to the Royalty Trust, including those described in Article III of the royalty trust agreement.
Pursuant to the royalty trust agreement, the Royalty Trust and the Trustee are entitled to rely on the information provided without investigation and are fully protected and will incur no liability in doing so. None of FCX, McMoRan or HOGA or their respective affiliates may be required to disclose, produce or prepare any information, documents or other materials which were generated for analysis or discussion purposes, contain interpretative data, or are subject to the attorney-client or attorney-work-product privileges, or any other privileges to which they may be entitled pursuant to applicable law.
A Royalty Trust unitholder and his representatives may examine, during reasonable business hours and at the expense of such Royalty Trust unitholder, the records of the Royalty Trust and the Trustee.
Liability of the Royalty Trust Unitholders and the Royalty Trust
Under the Delaware Statutory Trust Act, Royalty Trust unitholders are entitled to the same limitation of personal liability extended to stockholders of private for-profit corporations under the Delaware General Corporation Law. Nevertheless, courts in jurisdictions outside of Delaware may not give effect to such limitation of personal liability.
Voting Rights of the Royalty Trust Unitholders
The Trustee or Royalty Trust unitholders owning at least 15% of the outstanding royalty trust units are permitted to call meetings of Royalty Trust unitholders. Meetings must be held in New York, New York. Written notice setting forth the time and place of the meeting and the matters proposed to be acted upon must be given to all Royalty Trust unitholders of record as of a record date set by the Trustee at least 20 days but not more than 60 days before the meeting. The presence in person or by proxy of Royalty Trust unitholders representing a majority of royalty trust units outstanding will constitute a quorum. Subject to the provisions of the royalty trust agreement regarding voting in the case of a material conflict of interest between FCX or its affiliates, and Royalty Trust unitholders other than FCX or its affiliates, each Royalty Trust unitholder will be entitled to one vote for each royalty trust unit owned.
Unless otherwise required by the royalty trust agreement, any matter (including unit splits or reverse splits) may be approved by the affirmative vote of holders of a majority of royalty trust units constituting a quorum, although less than a majority of the royalty trust units then outstanding (including any royalty trust units held by FCX and HOGA, other than with respect to matters where a conflict of interest between FCX or HOGA and unaffiliated Royalty Trust unitholders is present). The affirmative vote of the holders of 66 ⅔% of the outstanding royalty trust units will be required to (i) approve a sale of all or substantially all of the overriding royalty interests, (ii) terminate the Royalty Trust or (iii) amend the royalty trust agreement to permit

Exhibit 4.1

the holders of fewer than 66 ⅔% of the outstanding royalty trust units to approve a sale of all or substantially all of the overriding royalty interests, or to terminate the Royalty Trust.
The Trustee may be removed, with or without cause, by the affirmative vote of holders of a majority of the outstanding royalty trust units.
Any action required or permitted to be authorized or taken at any meeting of Royalty Trust unitholders may be taken without a meeting, without prior notice and without a vote if a consent in writing setting forth the authorization or action taken is signed by Royalty Trust unitholders holding royalty trust units representing at least the minimum number of votes that would be necessary to authorize or take such action at a meeting.
If a meeting of Royalty Trust unitholders is called for any purpose or a written consent is executed at the request of any Royalty Trust unitholder while the Royalty Trust is subject to the requirements of Section 12 of the Exchange Act, the Royalty Trust unitholder requesting the meeting or soliciting the written consent will be required to prepare and file a proxy or information statement with the SEC regarding such meeting or written consent at its expense. The Royalty Trust unitholder requesting the meeting or written consent will bear the expense of distributing the notice of meeting and the proxy or information statement. The Trustee will be required only to provide a list of Royalty Trust unitholders to the extent required by law.
Amendments to the royalty trust agreement generally require the affirmative vote of holders of a majority of royalty trust units constituting a quorum, although less than a majority of the royalty trust units then outstanding (including any royalty trust units held by FCX and HOGA, other than with respect to matters where a conflict of interest between FCX or HOGA and unaffiliated Royalty Trust unitholders is present). However, any amendment that would permit holders of fewer than 66 ⅔% of the outstanding royalty trust units to (i) approve a sale of all or substantially all of the overriding royalty interests or (ii) terminate the Royalty Trust requires the affirmative vote of holders of 66 ⅔% or more of the outstanding royalty trust units held by persons other than HOGA or FCX or their respective affiliates.